SPECTRA ENERGY CAPITAL, LLC

3.30% Senior Notes due 2023

Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-166446

February 25, 2013

The following information supplements the Preliminary Prospectus Supplement dated February 25, 2013

Issuer	Spectra Energy Capital, LLC

Guarantee	Fully and unconditionally guaranteed by Spectra Energy Corp

Ratings (Moody’s / S&P/Fitch)*	Baa2 (Stable) / BBB (Stable) / BBB (Stable)

Security	3.30% Senior Notes due 2023

Amount	$650,000,000

Type	SEC Registered

Trade Date	February 25, 2013

Settlement Date (T+3)	February 28, 2013

Maturity	March 15, 2023

Coupon Payment Dates	Semi-annual payments on March 15 and September 15 of each year, beginning September 15, 2013

Coupon Record Dates	Semi-annual on March 1 and September 1

Optional Redemption	Make-whole call at T+25 bps, except that, during the three months prior to maturity, the notes may be redeemed at par

Benchmark	UST 2.000% due February 15, 2023

Benchmark Price	100-29+

Benchmark Yield	1.898%

Reoffer Spread	144 bps

Reoffer Yield	3.338%

Coupon	3.300%

Issue Price	99.677%

Gross Proceeds ($)	$647,900,500

Joint Book-Running Managers	Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. RBS Securities Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers	KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Capital Markets Limited

CUSIP	84755T AE7

ISIN	US84755TAE73

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649; Deutsche Bank Securities Inc. at 1-800-503-4611; RBS Securities Inc. at 1-866-884-2071 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.